[LOGO OF AIG(R) AMERICAN GENERAL]

                                                                                                                         Lauren W. Jones
                                                                                                                         Chief Counsel, Product Development
                                                                                                                         Direct Line (713) 831-8470
                                                                                                                         FAX (713) 620-3878
                                                                                                                         E-mail: laurie_jones@aigag.com

                                                                            October 9, 2008

BY EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:

The United States Life Insurance Company in the City of New York ("USL") and
The United States Life Insurance Company in the City of New York
      Separate Account USL VL-R ("Registrant")
Platinum Investor® Survivor II - VUL
File No. 333-105762 and No. 811-09359
EDGAR Submission Type RW Withdrawal Request
Withdrawal of Registration Statement after Effectiveness Pursuant to Rule 477 of the 1933 Act

Dear Ladies and Gentlemen:

            Pursuant to Rule 477 of the Securities Act of 1933, the Registrant, a separate account of USL, hereby requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's registration statement on Form N-6, File Nos. 333-105762 and 811-09359, filed with the Commission on June 2, 2003 and declared effective July 1, 2004, along with any amendments or exhibits filed thereto (the "Registration Statement").

       The Product was not marketed and no securities were sold in connection with the offering. We kept the Registration Statement current in the event that the product would be brought to market, but Registrant has decided not to proceed with the sale of the securities covered by the Registration Statement.

       It is our understanding that this request for withdrawal of the Registration Statement will be deemed granted as of the date it is filed with the Commission unless the Registrant receives notice from the Commission within 15 calendar days from the date it is filed that that this request will not be granted.

       Any questions or comments about the filing should be addressed to the undersigned at the above referenced number.

                                                                         Very truly yours,

                                                                         LAUREN W. JONES